

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Xavier Mitchell
Chief Executive Officer
Valiant Eagle, Inc.
6320 Canoga Avenue, Suite 1564
Woodland Hills, CA 91367

> **Re: Valiant Eagle, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 13, 2021**
> **File No. 024-11526**

Dear Mr. Mitchell:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Donnell Suares